Exhibit 99.1

Michael Kors Holdings Limited Announces First Quarter Fiscal 2013 Results

Total Revenue Increased 71%; Comparable Store Sales Increased 37.3%

Diluted EPS Increased 162% to $0.34

Hong Kong —August 14, 2012 — Michael Kors Holdings Limited (NYSE:KORS) (the “Company”), a global luxury lifestyle brand with a multi-channel strategy, unique design and strong infrastructure, today announced its financial results for the first quarter ended June 30, 2012.

John Idol, the Company’s Chairman and Chief Executive Officer, said, “We are pleased with the strong start to our fiscal year with a 71% increase in total revenue and 185% growth in net income. Our results demonstrate the strong momentum of the Michael Kors brand and the continued execution of our key growth strategies. Michael Kors’ luxury fashion designs are resonating globally with our customers.”

For the first quarter ended June 30, 2012:

•	Total revenue increased 71% to $414.9 million from $243.1 million in the first quarter of fiscal 2012.

•

Retail net sales increased 76% to $215.0 million driven by a 37.3% increase in comparable store sales and 76 new store openings since the end of the first quarter last year. Wholesale net sales increased 66% to $182.4 million and licensing revenue increased 61% to $17.5 million.

•	Gross profit increased 83% to $251.0 million, and as a percentage of total revenue increased to 60.5% compared to 56.3% in the first quarter of fiscal 2012.

•

Income from operations increased 149% to $111.9 million, and as a percentage of total revenue was 27.0%. This compares to income from operations for the first quarter of fiscal 2012 of $45.0 million, or 18.5% as a percentage of total revenue.

•

Net income was $68.6 million, or $0.34 per diluted share, based on 199.4 million weighted average diluted shares outstanding. Net income for the first quarter of fiscal 2012 was $24.1 million, or $0.13 per diluted share, based on 179.2 million weighted average diluted shares outstanding.

•

At June 30, 2012, the Company operated 253 retail stores, including concessions, compared to 177 retail stores, including concessions, at the end of the same prior-year period. The Company had 68 additional retail stores, including concessions, operated through licensing partners. Including these, there were 321 Michael Kors stores worldwide at the end of the second quarter.

Mr. Idol continued, “During the first quarter we saw continued strength in each of our retail, wholesale and licensing segments and across geographies. In North America, our comparable store sales rose 38.4% reflecting the strong appeal of the Michael Kors brand, our consistent delivery of a compelling assortment of luxury products, and our exciting jet-set in-store experience. The 66% growth in our wholesale segment is the result of the continued conversions to shop-in-shops in department stores. Our strong revenue growth in Europe demonstrates the growing momentum of the Michael Kors brand which led to a 24.2% increase in comparable store sales and strong performance in our wholesale operations. The 61% growth in our licensing revenue was led by strong sales in the Michael Kors watch line. Overall, we are extremely excited about the long term growth potential of our Company as we continue to build upon the success we achieved in establishing Michael Kors as a global luxury lifestyle brand.”

Outlook

For the second quarter of fiscal 2013, the Company expects total revenue to be in the range of $490 million to $500 million. This assumes a comparable store sales increase of approximately 30%. Diluted earnings per share are expected to be in the range of $0.33 to $0.35 for the quarter. This assumes 201.0 million diluted weighted average shares outstanding and a 38% tax rate.

For fiscal 2013, the Company now expects total revenue to be in the range of $1.8 billion to $1.9 billion. This assumes a comparable store sales increase in the mid- to high-twenty percent range. Diluted earnings per share are expected to be in the range of $1.32 to $1.34 for the year. This assumes 201.2 million diluted weighted average shares outstanding and a 38% tax rate.

Conference Call Information

A conference call to discuss first quarter results is scheduled for today, August 14, 2012 at 8:00 a.m. EDT. A replay of the call will be available today at 11:00 a.m. EDT; to access the replay, dial 1-877-870-5176 for domestic callers or dial 1-858-384-5517 for international callers and enter access code 1463201. The conference call will also be webcast live in the investor relations section of www.michaelkors.com. The webcast will be accessible on the website for approximately 90 days after the call.

About Michael Kors

Michael Kors is a world-renowned, award-winning designer of luxury accessories and ready to wear. His namesake company, established in 1981, currently produces a range of products through his Michael Kors, KORS Michael Kors and MICHAEL Michael Kors labels, including accessories, footwear, watches, jewelry, men’s and women’s ready to wear, and a full line of fragrance products. Michael Kors stores are operated, either directly or through licensing partners, in some of the most prestigious cities in the world, including New York, Beverly Hills, Chicago, London, Milan, Paris, Munich, Istanbul, Dubai, Seoul, Tokyo and Hong Kong.

Forward Looking Statements

This press release contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to the Company’s operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements include information concerning the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “will,” “should,” “believe,” “expect,” “seek,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions. The forward-looking statements contained in this press release are based on assumptions that the Company has made in light of management’s experience in the industry as well as its perceptions of historical trends, current conditions, expected future developments and other factors that it believes are appropriate under the circumstances. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2012 (File No. 001-35368), filed on June 12, 2012 with the U.S. Securities and Exchange Commission.

CONTACTS:
Investor Relations: ICR, Inc. Jean Fontana 203-682-8200 jean.fontana@icrinc.com Media: Lisa Pomerantz 212-201-8128 lisa.pomerantz@michaelkors.com

SCHEDULE 1

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In thousands, except share and per share data)

(Unaudited)

	Three Months Ended
	June 30, 2012	July 2, 2011
Net sales	$397,370	$232,282
Licensing revenue	17,495	10,844

Total revenue	414,865	243,126
Cost of goods sold	163,865	106,157

Gross profit	251,000	136,969
Total operating expenses	139,057	91,993

Income from operations	111,943	44,976
Interest expense, net	435	671
Foreign currency (gain) loss	(375)	1,507

Income before provision for income taxes	111,883	42,798
Provision for income taxes	43,238	18,683

Net income	68,645	24,115
Net income applicable to preference shareholders	—	5,198

Net income available for ordinary shareholders	$68,645	$18,917

Weighted average ordinary shares outstanding:
Basic	192,790,454	140,554,377
Diluted	199,391,127	179,177,268

Net income per ordinary share (1) :
Basic	$0.36	$0.13
Diluted	$0.34	$0.13

Statements of Comprehensive Income:
Net income	$68,645	$24,115
Foreign currency translation adjustments	(3,278)	1,979

Comprehensive income	$65,367	$26,094

(1)

The calculation for basic earnings per ordinary share is based on net income available for ordinary shareholders divided by basic ordinary shares. The calculation for diluted earnings per share is based on net income divided by diluted shares.

SCHEDULE 2

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

(Unaudited)

	June 30, 2012	March 31, 2012	July 2, 2011
Assets
Current assets
Cash and cash equivalents	$162,075	$106,354	$58,198
Receivables, net	104,700	127,226	47,986
Inventories	246,601	187,413	122,015
Deferred tax assets	15,518	11,145	7,925
Prepaid expenses and other current assets	40,298	31,925	20,129

Total current assets	569,192	464,063	256,253
Property and equipment, net	180,317	170,755	120,731
Intangible assets, net	13,684	14,146	15,449
Goodwill	14,005	14,005	14,005
Deferred tax assets	3,942	3,952	1,357
Other assets	6,780	7,504	3,827

Total assets	$787,920	$674,425	$411,622

Liabilities and Shareholders’ Equity
Current liabilities
Revolving line of credit	$27,667	$22,674	$13,238
Accounts payable	82,464	67,326	50,989
Accrued payroll and payroll related expenses	17,270	33,710	9,615
Accrued income taxes	40,342	8,199	16,646
Accrued expenses and other current liabilities	28,505	33,097	20,653

Total current liabilities	196,248	165,006	111,141
Note payable to parent	—	—	101,650
Deferred rent	46,137	43,292	31,999
Deferred tax liabilities	6,816	6,300	5,495
Other long-term liabilities	3,069	3,590	3,218

Total liabilities	252,270	218,188	253,503
Commitments and contingencies
Contingently redeemable ordinary shares	—	—	6,706
Shareholders’ equity *
Ordinary shares, no par value; 650,000,000 shares authorized, and 193,226,091 shares issued and outstanding at June 30, 2012, and 192,731,390 shares issued and outstanding at March 31, 2012.	—	—	—
Additional paid-in capital	242,367	228,321	39,999
Accumulated other comprehensive loss	(4,013)	(735)	6,012
Retained earnings	297,296	228,651	105,402

Total shareholders’ equity	535,650	456,237	151,413

Total liabilities and shareholders’ equity	$787,920	$674,425	$411,622

*	Share amounts applicable to July 2, 2011 were omitted as they reflect our equity structure prior to our restructuring and initial public offering.

SCHEDULE 3

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED SEGMENT DATA

(In thousands)

(Unaudited)

	Three Months Ended
	June 30, 2012	July 2, 2011
Revenue by Region:
North America (U.S. and Canada)	$377,149	$225,768
Europe	33,387	15,864
Other Regions	4,329	1,494

Total Revenue:	$414,865	$243,126

Revenue by Segment:
Net sales: Retail	$215,004	$122,344
Wholesale	182,366	109,938
Licensing	17,495	10,844

Total Revenue:	$414,865	$243,126

Income from Operations:
Retail	$59,879	$27,922
Wholesale	40,718	10,868
Licensing	11,346	6,186

Total Income from Operations	$111,943	$44,976